UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Commerce Bank/Harrisburg Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pennsylvania Commerce Bancorp, Inc.
100 Senate Avenue
Camp Hill, PA 17011

Commerce Bank/Harrisburg Retirement Savings Plan

Financial Report

December 31, 2004

Commerce Bank/Harrisburg Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Departmend of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Harrisburg, Pennsylvania
May 13, 2005

Commerce Bank/Harrisburg Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31,
	2004	2003
Assets
Investments, at fair value:
Cash and money market funds	$213,464	$196,273
Mutual funds	2,304,514	1,728,018
Pennsylvania Commerce Bancorp, Inc. common stock	585,081	675,954

	3,103,059	2,600,245

Receivables:
Employer’s Contributions	86,041	80,607

Total Assets	3,189,100	2,680,852

Liability, other	18	6

Net Assets Available for Benefits	$3,189,082	$2,680,846

See notes to financial statements.

Commerce Bank/Harrisburg Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2004	2003
Investment Income
Net appreciation in fair value of investments	$296,162	$513,797
Interest and dividends	48,689	27,785

	344,851	541,582
Contributions
Participants	623,738	512,326
Employer	86,041	80,607

	709,779	592,933

Benefits Paid to Participants	(546,394)	(243,449)

Net Increase	508,236	891,066

Net Assets Available for Benefits - Beginning of Year	2,680,846	1,789,780

Net Assets Available for Benefits - End of Year	$3,189,082	$2,680,846

See notes to financial statements.

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Description of the Plan

The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established February 15, 1993. The Plan is a contributory defined contribution plan. Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are three types of contributions that can be added to a participant’s account: an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution. Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution. The employer contributes an amount equal to 25% of the participant’s salary deferral contributions, up to a maximum of 6% of the participant’s compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2004 and 2003. The participants may direct their accounts into several different investment options. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the nonvested portion of terminated participants’ employer contributions. Allocations of Plan earnings are based on participants’ account balances during the valuation period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Note 1 - Description of the Plan (Continued)

Vesting

A participant is 100% vested at all times in the participant’s salary deferral account regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $5,000. If the account balances exceed $5,000, the assets will generally be held in a trust until the participant’s normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts in the year following termination.

There were $9,295 and $4,190 distributions due to participants at December 31, 2004 and 2003, respectively.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

Forfeitures

Forfeitures of employer matching non-vested accounts may be used to reduce the employer’s matching 401(k) contribution. During the years ended December 31, 2004 and 2003, forfeitures applied against employer contributions amounted to $8,721 and $3,240, respectively. Forfeited profit sharing non-vested accounts are allocated to all eligible participants.

Note 2 - Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded and allocated on a daily valuation basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Investments

The Plan’s investments are held in certain mutual funds under the administration of the Fidelity Investment Advisory Group and in Pennsylvania Commerce Bancorp, Inc. common stock. The following table presents the fair value of the investments:

	2004		2003

Cash and money market funds:
Fidelity Spartan Money Market Fund	$186,707	*	153,961	*
Fidelity Cash Reserves Fund	101		86
Fidelity Primefund Daily Money Class	26,656		42,226

	213,464		196,273

Mutual funds:
Fidelity U.S. Bond Index Fund	297,884	*	201,176	*
Fidelity Convertible Securities Fund	273,077	*	172,794	*
Fidelity Spartan U.S. Equity Index Fund	377,240	*	267,293	*
Fidelity Mid-Cap Stock Fund	273,368	*	160,754	*
Janus Worldwide Fund	0		256,620	*
Janus Fund	0		158,209	*
Sound Shore Fund	362,034	*	293,312	*
White Oak Growth Stock Fund	78,566		53,368
Oakmark Fund	208,984	*	164,492	*
Fidelity Spartan Extended Market Index	6,054		0
Fidelity Contrafund	179,203	*	0
Artisan International Fund	248,104	*	0

	2,304,514		1,728,018
Pennsylvania Commerce Bancorp, Inc., common stock	585,081	*	675,954	*

	$3,103,059		$2,600,245

* Represents 5% or more of the net assets available for benefits.

The net appreciation in fair value of investments for each signicicant class of investments consists of the following for the years ended December 31:
	2004	2003

Mutual funds	$159,304	$310,950
Common stock	136,858	202,847

	$296,162	$513,797

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 -  Related Party Transactions

Certain Plan investments are shares of common stock that are issued by the Plan sponsor. Therefore, related transactions qualify as related party transactions. Purchases made by the Plan for the investment in the Company’s common stock amounted to $81,160 (1,515.284 shares) and $73,857 (1,866.037 shares) for the years ended December 31, 2004 and 2003, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $272,482 (5,482.234 shares) and $68,754 (1,755.037 shares) for the years ended December 31, 2004 and 2003, respectively.

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds that are managed by the custodian. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Note 8 - Reconciliation of Financial Statements to Form 5500

	2004	2003
Net assets available for benefits	$3,189,082	$2,680,846
Benefit claims payable	(9,295)	(4,190)

Form 5500, Schedule H, Part I, Item 1	$3,179,787	$2,676,656

Benefits paid to participants	$546,394	$243,449
Benefit claims payable - current year Benefit claims payable - prior year	9,295 (4,190)	4,190 0

Form 5500, Schedule H, Part II, Item e(1)	$551,499	$247,639

Schedule of Assets (Held at End of Year)
December 31, 2004
Form 5500 - Schedule H - Part IV - Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Cash		$26,656
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	186,707
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	101
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	297,884
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	273,077
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	377,240
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	273,368
	Sound Shore Fund	Mutual Fund	N/A	362,034
	White Oak Growth Stock Fund	Mutual Fund	N/A	78,566
	Oakmark Fund	Mutual Fund	N/A	208,984
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	6,054
**	Fidelity Contrafund	Mutual Fund	N/A	179,203
	Artisan International Fund	Mutual Fund	N/A	248,104
*	Pennsylvania Commerce Bancorp, Inc.	Common Stock	N/A	585,081
				$3,103,059

* Related Party.
** Party-in-interest.
*** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2005	Commerce Bank/Harrisburg Retirement Savings Plan

/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee

/s/ Mark A. Zody
By: Mark A. Zody, Trustee